UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31734

Lehman ABS Corporation, on behalf of:

Repackaged American General Floating Rate Trust Certificates, Series 2003-1 Trust
(Exact name of registrant as specified in its charter)

1271 Avenue of the Americas, New York, New York 10020 (212) 526-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Repackaged American General Floating Rate Trust Certificates, Series 2003-1
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)	☒

Rule 12h-3(b)(2)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person. In preparing this certification/notice the registrant has relied upon the final distribution statement provided to it by the Trustee.

Dated:	October 5, 2009	By:	/s/ William Fox
		Name:	William Fox
		Title:	Chief Financial Officer, Controller and Senior Vice President